Exhibit 11.1

Royal Hawaiian Orchards, L.P.

Computation of Net Loss per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended
	March 31,
	2015		2014

Net loss		$(658)		$(253)
Class A Unit Holders (ownership percentage)	x	100%	x	100%
Net loss allocable to Class A Unit Holders		$(658)		$(253)
Weighted average Class A Units outstanding		11,100		9,660
Net loss per Class A Unit		$(0.06)		$(0.03)